UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

An announcement of intention to delist American Depositary Shares from the New York Stock Exchange and intention to deregister and terminate reporting obligations under the U.S. Securities Exchange Act of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant on June 17, 2022, and a press release with respect to the same issue made by the Registrant on June 17, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: June 21, 2022

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT OF INTENTION TO DELIST AMERICAN DEPOSITARY SHARES FROM THE NEW YORK STOCK EXCHANGE AND INTENTION TO DEREGISTER AND TERMINATE REPORTING OBLIGATIONS

UNDER THE U.S. SECURITIES EXCHANGE ACT

Huaneng Power International, Inc. (“HPI”, or the “Company”) announced that the Company has notified the New York Stock Exchange (“NYSE”) on June 17, 2022 (Eastern Time in the U.S.) that it will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the NYSE and the deregistration of such ADSs and underlying overseas listed shares, par value RMB1.00 per share (the “H Shares”), under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The board of directors of the Company approved the delisting of its ADSs from NYSE and the deregistration of such ADSs and the underlying H Shares under the Exchange Act due to a number of considerations, including the limited trading volume of its ADSs relative to the worldwide trading volume of its H Shares, and the considerable administrative burden and costs of maintaining the listing of the ADSs on the NYSE, the registration of the ADSs and the underlying H Shares with the United States Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and related obligations of the Exchange Act.

As such, the Company intends to file a Form 25 with the SEC on or about June 27, 2022 to de-list its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. The last day of trading of the ADSs on the NYSE will be on or about July 7, 2022. From and after that, the Company will no longer list its ADSs on the NYSE.

Once the delisting has become effective and the Company has met the criteria for deregistration, the Company intends to file a Form 15F with the SEC on or about July 7, 2022 to deregister the underlying H Shares under the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration with the SEC and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, https://www.hpi.com.cn/sites/english/announcementH/publish.aspx. The

Company will also continue to comply with its financial reporting and other obligations as a listed-issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Company intends to terminate its ADS program after delisting its ADSs from the NYSE and the deregistration of the underlying H Shares in due course in accordance with the deposit agreement.

The Company reserves its rights in all respects to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under the Listing Rules or other applicable laws.

About Huaneng Power International, Inc.

Huaneng Power International, Inc. is one of China’s largest listed power producers with controlled generation capacity of 121,118 MW and equity-based generation capacity of 108,588 MW. The power plants of the Company are located in 26 provinces, autonomous regions and municipalities in China. The Company also has a wholly-owned power company in Singapore, and an invested power company in Pakistan.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

By order of the Board

Huaneng Power International, Inc.

Huang Chaoquan

Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

17 June 2022

To: Business Editor	June 17, 2022

(For immediate release)

HUANENG POWER INTERNATIONAL, INC.

Announcement of Intention to Delist American Depositary Shares from the New
York Stock Exchange
And Intention to Deregister and Terminate Reporting Obligations
under the U.S. Securities Exchange Act

(Beijing, China, June 17, 2022) Huaneng Power International, Inc. (“HPI”, or the “Company”) (NYSE: HNP; HKEx: 902; SSE: 600011) today announced that the Company has notified the New York Stock Exchange (“NYSE”) on June 17, 2022 (Eastern Time in the U.S.) that it will apply for the voluntary delisting of its American depositary shares (“ADSs”) from the NYSE and the deregistration of such ADSs and underlying overseas listed shares, par value RMB1.00 per share (the “H Shares”), under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The board of directors of the Company approved the delisting of its ADSs from NYSE and the deregistration of such ADSs and the underlying H Shares under the Exchange Act due to a number of considerations, including the limited trading volume of its ADSs relative to the worldwide trading volume of its H Shares, and the considerable administrative burden and costs of maintaining the listing of the ADSs on the NYSE, the registration of the ADSs and the underlying H Shares with the United States Securities and Exchange Commission (the “SEC”) and complying with the periodic reporting and related obligations of the Exchange Act.

As such, the Company intends to file a Form 25 with the SEC on or about June 27, 2022 to de-list its ADSs from the NYSE. The delisting of the ADSs from the NYSE is expected to become effective ten days thereafter. The last day of trading of the ADSs on the NYSE will be on or about July 7, 2022. From and after that, the Company will no longer list its ADSs on the NYSE.

Once the delisting has become effective and the Company has met the criteria for deregistration, the Company intends to file a Form 1 5F with the SEC on or about July 7, 2022 to deregister the underlying H Shares under the Exchange Act. Thereafter, all of the Company’s reporting obligations under the Exchange Act will be suspended unless the Form 15F is subsequently withdrawn or denied. Deregistration with the SEC and termination of the Company’s reporting obligations under the Exchange Act are expected to become effective 90 days after its filing of Form 15F with the SEC. Once the Form 15F is filed, the Company will publish the information required under Rule 12g3-2(b) of the Exchange Act on its website, https://www.hpi.com.cn/sites/english/announcementH/publish.aspx. The Company will also continue to comply with its financial reporting and other obligations as a listed-issuer under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The Company intends to terminate its ADS program after delisting its ADSs from the NYSE and the deregistration of the underlying H Shares in due course in accordance with the deposit agreement.

The Company reserves its rights in all respects to delay or withdraw the aforementioned filings prior to their effectiveness and will issue any further announcement if required under the Listing Rules or other applicable laws.

About Huaneng Power International, Inc.

Huaneng Power International, Inc. is one of China's largest listed power producers with controlled generation capacity of 121,118 MW and equity-based generation capacity of 108,588 MW. The power plants of the Company are located in 26 provinces, autonomous regions and municipalities in China. The Company also has a wholly-owned power company in Singapore, and an invested power company in Pakistan.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. The Company uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of the Company’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements. Except as required by law, the Company undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

~ End ~

For enquiries, please contact:

Huaneng Power International, Inc.
Mr. Chen Zhelu / Ms. Liu Tianyu
Tel: (8610) 6322 6554 / 6322 6595
Fax: (8610) 6322 6888

Email: zqb@hpi.com.cn

Wonderful Sky Financial Group Limited

Ms. Ketrina Yang / Ms. Hester Li

Tel: (852) 3970 2239

Fax: (852) 3102 0210

Email: hpi@wsfg.hk

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